Exhibit 99.1

catalyst paper corporation

FINANCIAL STATEMENTS

2015 fourth quarter and year end results

MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles and reflect management’s best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company’s management and directors; and
•	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. The scope of management’s assessment also included internal control over financial reporting of the US paper mills acquired on January 7, 2015. Management reviewed the results of its assessment with the Audit Committee of the company’s Board of directors.

Based on this assessment, management determined that as of December 31, 2015 the company’s internal control over financial reporting was effective.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Joe Nemeth President and Chief Executive Officer	Frank De Costanzo Senior Vice-President and Chief Financial Officer, Finance

Vancouver, Canada
February 29, 2016

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation as of December 31, 2015 and December 31, 2014 and the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of Catalyst Paper Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalyst Paper Corporation as of December 31, 2015 and December 31, 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with US generally accepted accounting principles.

Chartered Professional Accountants
February 29, 2016
Vancouver, Canada

2	CATALYST PAPER 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$8.3	$10.9
Accounts receivable (note 9)	185.1	110.9
Inventories (note 10)	256.2	155.5
Prepaids and other (note 11)	5.5	4.6
Assets held for sale (note 8)	1.5	1.5
	456.6	283.4
Property, plant and equipment (note 12)	456.9	379.3
Other assets (note 13)	5.6	6.0
	$919.1	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 14)	$244.5	$137.3
Current portion of long-term debt (note 15)	3.2	3.0
	247.7	140.3
Long-term debt (note 15)	494.6	326.1
Employee future benefits (note 16)	267.1	282.4
Other long-term obligations (note 17)	26.4	15.5
	1,035.8	764.3
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2014 – 14,527,571)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(284.5)	(235.1)
Accumulated other comprehensive income (loss) (note 19)	22.9	(5.4)
	(116.7)	(95.6)
	$919.1	$668.7

Commitments, contingencies and subsequent events (notes 27 and 28,respectively).

The accompanying notes are an integral part of the audited consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	3

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	2013
Sales	$1,991.1	$1,109.3	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	1,882.4	1,028.2	970.9
Depreciation and amortization	61.4	44.6	47.0
Selling, general and administrative	58.2	33.0	33.2
Restructuring (note 20)	1.8	0.5	1.2
Impairment and other closure costs (note 6)	–	16.5	86.9
	2,003.8	1,122.8	1,139.2
Operating loss	(12.7)	(13.5)	(87.8)
Interest expense, net (note 21)	(49.4)	(35.5)	(37.4)
Foreign exchange loss on long-term debt	(57.7)	(24.1)	(18.8)
Other income, net (note 22)	43.0	1.2	14.9
Loss before reorganization items and income taxes	(76.8)	(71.9)	(129.1)
Reorganization items, net	–	–	(1.2)
Loss before income taxes	(76.8)	(71.9)	(130.3)
Income tax expense (recovery) (note 18)	(27.4)	0.4	0.1
Loss from continuing operations	(49.4)	(72.3)	(130.4)
Earnings from discontinued operations, net of tax (note 8)	–	–	3.1
Net loss	(49.4)	(72.3)	(127.3)
Net earnings attributable to non-controlling interest	–	–	(0.3)
Net loss attributable to the company	$(49.4)	$(72.3)	$(127.6)
Basic and diluted net loss per share from continuing operations attributable to the company’s common shareholders (note 23) (in dollars)	$(3.41)	$(4.99)	$(9.01)
Basic and diluted net earnings per share from discontinued operations attributable to the company’s common shareholders (note 23) (in dollars)	$–	$–	$0.21
Weighted average number of the company’s common shares outstanding (note 23) (in millions)	14.5	14.5	14.5

The accompanying notes are an integral part of the audited consolidated financial statements.

4	CATALYST PAPER 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(In millions of Canadian dollars, except where otherwise stated)	2015	2014	2013
Net loss	$(49.4)	$(72.3)	$(127.3)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment
Gross amount (note 16)	19.1	(36.2)	24.2
Tax (expense) recovery	–	–	–
Net amount	19.1	(36.2)	24.2
Reclassification of amortization of employee future benefits
Gross amount	0.2	–	–
Tax (expense) recovery	–	–	–
Net amount	0.2	–	–
Foreign currency translation adjustments
Gross amount	9.0	–	–
Tax (expense) recovery	–	–	–
Net amount	9.0	–	–
Other comprehensive income (loss), net of tax	28.3	(36.2)	24.2
Total comprehensive loss	(21.1)	(108.5)	(103.1)
Comprehensive loss attributable to non-controlling interest	–	–	(0.3)
Comprehensive loss attributable to the company	$(21.1)	$(108.5)	$(103.4)

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	5

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (deficiency) attributable to the company
	Common stock		Additional		Accumulated other	Non- controlling
In millions of Canadian dollars	Number of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2012	14,527,571	$144.9	$–	$(35.2)	$6.6	$6.3	$122.6
Net loss	–	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	–	24.2	–	24.2
Balance as at December 31, 2013	14,527,571	$144.9	$–	$(162.8)	$30.8	$–	$12.9
Net loss	–	–	–	(72.3)	–	–	(72.3)
Other comprehensive loss, net of tax	–	–	–	–	(36.2)	–	(36.2)
Balance as at December 31, 2014	14,527,571	$144.9	$–	$(235.1)	$(5.4)	$–	$(95.6)
Net loss	–	–	–	(49.4)	–	–	(49.4)
Other comprehensive income, net of tax	–	–	–	–	28.3	–	28.3
Balance as at December 31, 2015	14,527,571	$144.9	$–	$(284.5)	$22.9	$–	$(116.7)

The accompanying notes are an integral part of the audited consolidated financial statements.

6	CATALYST PAPER 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
In millions of Canadian dollars	2015	2014	2013
Cash flows provided (used) by:
Operations
Net loss	$(49.4)	$(72.3)	$(127.3)
Items not requiring (providing) cash:
Depreciation and amortization	61.4	44.6	47.0
Impairment and other closure costs (note 6)	–	16.5	86.9
Deferred income taxes (note 18)	(26.7)	–	–
Foreign exchange loss on long-term debt	57.7	24.1	18.8
Non-cash reorganization items	–	–	0.5
Employee future benefits, expense under cash contributions	(6.7)	(8.8)	(7.0)
Gain on disposal of property, plant and equipment	(2.6)	–	(0.6)
Gain on disposal of non-core assets	–	(2.4)	(12.3)
Settlement gain on special pension portability election	–	–	(2.6)
Bargain purchase gain of U.S. mills	(43.9)	–	–
Increase (decrease) in other long-term obligations	1.0	(0.4)	(0.2)
Other	0.1	4.0	4.1
Changes in non-cash working capital
Accounts receivable	(17.8)	6.5	(2.7)
Inventories	(19.9)	(17.2)	(14.7)
Prepaids and other	–	(0.1)	3.6
Accounts payable and accrued liabilities	40.2	26.8	(1.0)
Cash flows provided (used) by operating activities	(6.6)	21.3	(7.5)
Investing
Additions to property, plant and equipment	(34.5)	(21.9)	(23.4)
Proceeds from sale of property, plant and equipment	5.0	4.4	0.8
Proceeds from sale of non-core assets	–	0.3	51.4
Purchase of U.S. paper mills	(73.9)	–	–
Decrease in restricted cash	–	–	3.1
Increase in other assets	–	(2.0)	(0.5)
Cash flows provided (used) by investing activities	(103.4)	(19.2)	31.4
Financing
Increase (decrease) in revolving loan (note 15)	87.7	18.8	(13.4)
Proceeds from (repayment of) secured term loan (note 15)	(2.0)	18.5	–
Proceeds from issuance of secured Offered Notes	23.7	–	–
Redemption of floating rate notes (note 15)	–	(21.8)	–
Purchase of long-term debt (note 15)	–	(14.5)	(15.8)
Deferred financing costs	(1.4)	(2.3)	–
Decrease in other long-term debt	(0.6)	(2.0)	(1.1)
Cash flows provided (used) by financing activities	107.4	(3.3)	(30.3)
Cash and cash equivalents, increase (decrease) in the period	(2.6)	(1.2)	(6.4)
Cash and cash equivalents, beginning of period	10.9	12.1	18.5
Cash and cash equivalents, end of period	$8.3	$10.9	$12.1
Supplemental disclosures:
Income taxes paid	0.5	–	–
Net interest paid	45.1	34.2	36.8

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	7

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Consolidated
Sales to external customers	$1,033.8	$382.5	$235.5	$278.8	$60.5	$1,991.1
Inter-segment sales	–	–	–	24.3	(24.3)	–
Depreciation and amortization	24.0	25.5	7.3	3.6	1.0	61.4
Restructuring (note 20)	–	1.8	–	–	–	1.8
Operating earnings (loss)	(25.1)	(11.2)	(10.4)	39.0	(5.0)	(12.7)
Total assets	258.8	350.1	196.3	83.2	30.7	919.1
Additions to property, plant and equipment	20.1	4.3	5.5	3.0	1.6	34.5

Year ended December 31, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other	Consolidated
Sales to external customers	$181.7	$425.0	$237.9	$264.7	$–	$1,109.3
Inter-segment sales	–	–	–	27.9	(27.9)	–
Depreciation and amortization	6.5	28.4	7.3	2.4	–	44.6
Restructuring (note 20)	–	0.5	–	–	–	0.5
Impairment and other closure costs (note 6)	–	16.5	–	–	–	16.5
Operating earnings (loss)	(6.9)	(44.0)	(0.6)	38.0	–	(13.5)
Total assets	105.4	335.0	147.6	80.7	–	668.7
Additions to property, plant and equipment	4.8	9.1	3.3	4.7	–	21.9

Year ended December 31, 2013	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate adjustments and Other	Consolidated
Sales to external customers	$176.4	$458.7	$192.3	$224.0	$–	$1,051.4
Inter-segment sales	–	–	–	24.8	(24.8)	–
Depreciation and amortization	8.0	32.4	5.1	1.5	–	47.0
Restructuring (note 20)	0.1	0.5	0.4	0.2	–	1.2
Impairment and other closure costs (note 6)	27.0	59.9	–	–	–	86.9
Operating earnings (loss)	(5.1)	(97.2)	8.4	6.1	–	(87.8)
Total assets	116.6	347.4	149.9	86.2	–	700.1
Additions to property, plant and equipment	3.8	11.6	2.0	6.0	–	23.4

The accompanying notes are an integral part of the audited consolidated financial statements.

8	CATALYST PAPER 2015 ANNUAL REPORT

CATALYST PAPER CORPORATION

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

(In millions of Canadian dollars)

Year ended December 31, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Other	Total
Sales by shipment destination:
Canada	$57.8	$42.5	$41.4	$–	$1.0	$142.7
United States	907.7	293.0	57.3	10.1	44.6	1,312.7
Asia and Australasia	7.7	19.0	64.4	267.5	12.7	371.3
Latin America	59.3	27.8	72.4	–	2.2	161.7
Europe and other	1.3	0.2	–	1.2	–	2.7
	$1,033.8	$382.5	$235.5	$278.8	$60.5	$1,991.1

Year ended December 31, 2014	Coated Papers	Uncoated Papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$11.9	$48.6	$48.1	$–	$108.6
United States	155.5	322.0	53.4	1.1	532.0
Asia and Australasia	8.4	25.7	64.1	263.3	361.5
Latin America	5.9	28.3	72.3	0.2	106.7
Europe and other	–	0.4	–	0.1	0.5
	$181.7	$425.0	$237.9	$264.7	$1,109.3

Year ended December 31, 2013	Coated Papers	Uncoated Papers	Newsprint	Pulp	Total
Sales by shipment destination:
Canada	$10.6	$69.3	$41.7	$–	$121.6
United States	148.1	335.7	40.1	–	523.9
Asia and Australasia	10.8	26.1	42.3	223.8	303.0
Latin America	6.9	27.6	68.2	–	102.7
Europe and other	–	–	–	0.2	0.2
	$176.4	$458.7	$192.3	$224.0	$1,051.4

	December 31,	December 31,
	2015	2014
Property, plant and equipment by geographic location:
Canada	350.2	$379.3
USA	$106.7	–
	$456.9	$379.3

The accompanying notes are an integral part of the audited consolidated financial statements.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	9

CATALYST PAPER CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

1.	NATURE OF OPERATIONS AND BASIS OF PREPARATION

Catalyst Paper Corporation, together with its subsidiaries and partnership (collectively, the “company”) is a specialty mechanical printing papers and newsprint producer in North America. As of January 1, 2015, the company changed its operating segments to reflect its new reporting structure and expanded product range resulting from the acquisition of the Biron and Rumford mills on January 7, 2015 (see note 5, Purchase of U.S. Paper Mills). The company’s operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories:

Coated paper	–	Manufacture and sale of coated free sheet, coated groundwood and one-sided specialty coated paper.

Uncoated paper	–	Manufacture and sale of uncoated mechanical and directory printing papers

Newsprint	–	Manufacture and sale of newsprint

Pulp	–	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK)

The business segments of the company are strategic business units that offer different products. They are managed separately because each business requires different technology, capital expenditures, labour expertise and marketing strategies. Each segment is a significant component of the company’s sales and operating earnings. In 2015, the company owned and operated five manufacturing facilities, three in the province of British Columbia (B.C.), Canada, one in Rumford, Maine, U.S. and one in Biron, Wisconsin, U.S. Inter-segment sales consist of pulp transfers at market prices. The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (VIE) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidated the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has an obligation to absorb losses and receive benefits of that VIE.

On March 20, 2013, the company sold its 50.001% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI) for proceeds of $33.0 million. Up to the date of sale, the company consolidated 100% of PREI’s balances in its consolidated results as PREI was a variable interest entity in which the company was the primary beneficiary. The sale did not affect existing operating arrangements between the company and PREI, including the power purchase agreement, and the company will continue to purchase 100% of the power generated by PREI.

The company is no longer the primary beneficiary of PREI subsequent to the sale of its equity interest and the settlement of its affiliate loans. Although the power purchase agreement continues, the company does not own any of PREI’s equity, does not control its Board of directors, and does not direct PREI’s activities and operations to ensure that the terms of the power purchase agreement are met.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	11

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Subsequent to the sale of the company’s interest in PREI, the power purchase agreement meets the definition of a lease under U.S. GAAP. The arrangement meets the criteria of a lease as fulfillment of the power purchase agreement is dependent on identified land and depreciable assets, consisting of PREI’s integrated hydroelectric power generation, transmission and distribution system, and the power purchase agreement stipulates that the company buy 100% of the power output generated by these assets.

The lease was determined to be an operating lease, as opposed to a capital lease, and future operating lease payments will be recognized as a component of energy cost. The balances and accounts of PREI and the 50% included in non-controlling interest were derecognized on the date of sale, and a gain on sale was recognized for the difference between the net proceeds on sale after settlement of the affiliate loans and the book value of assets and liabilities derecognized.

(c)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information.

The enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

•	management’s best estimate of future operating performance as of the valuation date,

•	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

•	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

•	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

•	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods.

Actual amounts could differ from estimates.

(d)	Segmented reporting

As of January 1, 2015, we changed our operating segments to reflect our new reporting structure and expanded product range and production capacity resulting from the acquisition of the Biron and Rumford mills on January 7, 2015. Our operating segments, formerly categorized as specialty printing papers, newsprint and pulp, have been expanded to four categories: coated paper, uncoated paper, newsprint, and pulp. We have restated comparative segmented results accordingly.

(e)	Going concern

The company is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the company’s ability to continue as a going concern into the foreseeable future. The company has forecasted its cash flows for the next 12 months and believes that it has adequate liquidity in cash and available borrowings under its credit facilities to finance its operations without support from other parties over the next year. The company has concluded that substantial doubt does not exist as to the company’s ability to continue as a going concern over the next fiscal year.

12	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(f)	Revenue recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(g)	Shipping and handling costs

The company classifies shipping and handling costs to cost of sales, excluding depreciation and amortization as incurred.

(h)	Translation of foreign currencies

The majority of the company’s sales are denominated in foreign currencies, principally U.S. dollars (US$). The company’s functional currency is the Canadian dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

On January 7, 2015, the company’s foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively. As a result, commencing in 2015, the company has a foreign subsidiary that is considered to be integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency. Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).

(i)	Derivative financial instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes.  The company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

(j)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months when acquired and are presented at fair value.

(k)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory offsite.

(l)	Repairs and maintenance costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to cost of sales, excluding depreciation and amortization as incurred.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	13

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(m)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% – 5.0%

Paper machinery and equipment	5.0% – 10.0%

Pulp machinery and equipment	5.0% – 10.0%

The company adjusted the estimated remaining economic life of certain assets as of December 31, 2015, based on a review of the physical condition and expected future operational and commercial lives of its major classes of assets.  The estimated impact on annual depreciation from the adjustment is $6.0 million.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in Other income (expense), net.

(n)	Assets held for sale and discontinued operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

(o)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(p)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of Property, plant and equipment, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on a discounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(q)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

14	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations. The company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company’s mills, due in part to the company’s maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company’s mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

The company’s obligations to cover (cap) the surface areas of the landfills that are in operation at its mill sites meet the definition of an asset retirement obligation. Capping will prevent future environmental contamination when the landfills are no longer in active use. The company presently has active landfills at its Crofton and Powell River mill sites.

(r)	Deferred financing costs

Deferred costs related to the company’s long-term debt are included in other assets and amortized over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(s)	Stock-based compensation and other stock-based payments

Phantom share units granted to the company’s key employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Accrued compensation cost is recognized as a liability as potential entitlements are payable in cash, and therefore, compensation cost must be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the compensation expense.

(t)	Income taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(u)	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering health and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company’s net periodic benefit costs are reflected in Accumulated other comprehensive income (loss) in the company’s consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees’ active years of service. The net periodic benefit cost includes:

•	the cost of benefits provided in exchange for employees’ services rendered during the year;

•	the interest cost of benefit obligations;

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	15

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

•	the expected long-term return on plan assets based on the fair value for all asset classes;

•	gains or losses on settlements or curtailments;

•	the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income (AOCI) over the expected average remaining service lifetime (EARSL) of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees; and

•	the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company’s defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(v)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(w)	Comparative figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

The company elected to adopt ASU 2015-16, issued September 25, 2015, to simplify the accounting for adjustments made to provisional amounts related to its acquisition of the U.S. paper mills on January 7, 2015. ASU 2015-16 requires that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined.

There were no further new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted the company’s consolidated financial results for the year.

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

16	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

5.	PURCHASE of U.S. PAPER MILLS

On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million). The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million. The acquisition price of US$62.4 million is subject to potential adjustment based on the final statement of net working capital as of January 7, 2015 to be mutually agreed to between Catalyst Paper and Verso Corporation.

We account for this business combination using the acquisition method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.

Fair value valuation

We engaged an independent financial advisor to assist us in the determination of the fair value of the purchased assets and assumed liabilities. The fair value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) guideline public company multiples analysis, and (iii) precedent transactions analysis. The fair value was determined primarily based on the DCF analysis.

The DCF analysis determines the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors, was estimated to be 13%. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices based on independent, published market forecasts and future cost trends based on the company’s operating history. The fair value of the assets purchased and liabilities assumed calculated using the DCF analysis was $137.5 million (US$116.0 million).

The guideline public company multiples analysis estimates the value of the assets and liabilities based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values the assets and liabilities of these publicly traded companies. The implied multiple as of January 7, 2015 was estimated to be 4.4 X 2015 projected EBITDA and 5.7 X 2015 projected EBITDA for the Biron mill and Rumford mill, respectively.

The precedent transactions analysis estimates fair value based on a relative comparison with transactions in the forestry industry and speciality paper making industry, over the most recent two years to the acquisition date. Based on the transactions identified and reviewed, the implied fair value/production capacity multiple as of January 7, 2015 was US$136 per ton and US$112 per ton for the Biron mill and Rumford mill, respectively.

Allocation of purchase price to assets and liabilities

The fair value of the purchased assets and assumed liabilities was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations be initially recorded at their fair value. The amount of deferred income taxes for the purchased assets and assumed liabilities was determined in accordance with FASB ASC 740. See note 19, Income taxes, for additional information.

Fair value estimates were based on the following approaches:

•	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and a seller’s profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.
•	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future and the income valuation method estimates fair value based on a DCF analysis.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	17

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

•	All other assets and liabilities assumed were recorded at the book value on the date of acquisition, which approximated fair value.

As of September 30, 2015, adjustments were made to the preliminary fair value allocation to the pension liability, other post-employment benefits (OPEB) liability, and the long-term environmental remedial obligations assumed as of the date of acquisition date of January 7, 2015. The present value of the future pension liability was reduced by $4.4 million and an OPEB liability was recognized with a fair value of $3.1 million based on finalized actuarial assumptions, and the long-term environmental remedial obligations were reduced by $1.4 million based on the final determination of the expected date of future remediation of the Rumford landfill site, with a related increase to the bargain purchase gain and an increase to taxes previously reported.

As of June 30, 2015, an adjustment was made to the preliminary fair value allocation to workers compensation and accrued payroll liabilities based on additional evidence supporting the fair value of these liabilities as of the acquisition date of January 7, 2015. The revised fair value of workers compensation liabilities was based on an actual determination made by the company’s insurance broker, while the revised fair value of accrued payroll liabilities was based on payments made to employees subsequent to the date of acquisition. This adjustment resulted in an increase of $2.9 million to the bargain purchase gain previously reported.

The final allocation to the assets acquired and liabilities assumed on the basis of their respective fair values as at January 7, 2015 is as follows:

January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price has been recognized in other income as a gain of $43.9 million. The company realized a gain on the asset purchase as it was a forced agreement. Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.

The company incurred acquisition related costs which have been recognized in selling, general and administrative expenses of $4.5 million.

18	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations from the date of acquisition, through the period ended December 31, 2015, was as follows:

January 7, 2015 to December 31, 2015
Sales	$885.6
Net loss	(14.9)

The mills are financially and operationally self-sustaining and accordingly, the current rate method has been used for the translation of its financial statements to Canadian dollars upon consolidation.

The following unaudited pro forma information reflects our consolidated results of operations as if the acquisition had taken place January 1, 2014. The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of these periods nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from synergies or other operational improvements.

	2015 [1]	2014
Sales	$1,991.1	$1,955.8
Net loss	(49.4)	(106.9)

1 The amount of sales and net earnings of the U.S. mills included in our consolidated statement of operations are from January 7, 2015 to December 31, 2015.

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are: (1) directly related to the business combination; (2) factually supportable; and (3) expected to have a continuing impact. These adjustments include, but are not limited to, the application of our accounting policies; elimination of related party transactions; depreciation and amortization related to fair value adjustments to property, plant and equipment and intangible assets including contracts assumed; and interest expense on acquisition related debt.

6.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its other long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from their use exceed the net carrying amount of the assets as of the assessment date; and

(ii)	if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company conducts its impairment test on an annual basis at the reporting unit level. Reporting units of the company, defined as operating segments or one reporting level lower, are its five paper mills and the Crofton pulp mill.

Estimates of future cash flows and fair value require judgments, assumptions and estimates may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 49.7% of total assets as at December 31, 2015. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	19

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides the components of the impairment and other closure costs:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Property, plant and equipment
Powell River	$–	$13.0	$12.9
Port Alberni	–	–	17.3
		13.0	30.2
Inventory – operating and maintenance supplies and spare parts	–	1.9	–
Other assets	–	1.6	–
Goodwill	–	–	56.7
	$–	$16.5	$86.9

2015

Continued declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2015. In addition, the impact of the recently enacted countervailing duty on the U.S. export of supercalendered paper, as disclosed in note 28, Contingencies, was identified as a possible impairment indicator. Five asset groups were identified for the purpose of the impairment analysis: Crofton paper, Powell River, Port Alberni, Biron and Rumford. Assets and related liabilities were grouped by mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The net carrying amount of assets of all reporting units exceeded the projected undiscounted future cash flows, after adjusting for the estimated impact of the countervailing duties. All the business units passed the recoverability test, and therefore, no impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2015.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2016 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2017 to 2020 were based on independent, published market forecasts.

2014

On December 31, 2014, the company recognized an impairment charge of $16.5.

In December 2014, the company announced that its Powell River No. 9 paper machine would be indefinitely curtailed due to a lack of demand and declining market for paper manufactured on this machine. The company recognized an impairment charge of $13.0 million on property, plant and equipment, $1.6 million on other assets and $1.9 million on related operating and maintenance supplies and spare parts inventory.

In addition to the indefinite curtailment of the No. 9 paper machine, declines in current and forecasted paper prices that may negatively impact future operating costs and profitability were identified as indicators of potential impairment of long-lived assets at December 31, 2014. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill. Crofton pulp group was excluded from the impairment analysis given that the indicators do not reflect that the carrying value of assets used for pulp production may not be recoverable.

20	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. All the asset groups passed the recoverability test, and therefore, no additional impairment of the carrying value of property, plant and equipment was recorded as of December 31, 2014.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2015 of CDN$1.00 = US$0.83 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2019 were based on independent, published market forecasts. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

2013

On December 31, 2013, the company recognized an impairment charge of $56.7 million on goodwill and $30.2 million on property, plant and equipment.

There were indicators of potential impairment of long-lived assets at December 31, 2013, including declines in current and forecasted paper prices and announced rate increases in future electric power purchases that may negatively impact future operating costs and profitability. Four asset groups were identified for the purpose of the impairment analysis: Crofton paper, Crofton pulp, Powell River and Port Alberni. Assets and related liabilities were grouped by mill in accordance with the enterprise valuation established for fresh start accounting on September 30, 2012 for which independent cash flows were identified for each mill.

The full carrying value of goodwill was included in the Powell River and Port Alberni asset groups for the purpose of the long-lived asset impairment test in accordance with the assignment of goodwill on application of fresh start accounting. The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable. The Port Alberni and Powell River asset groups failed the recoverability test due in part to current and projected weakness in specialty paper prices. The carrying value of assigned assets and liabilities exceeded the estimated fair value of the asset groups, resulting in full impairment of assigned goodwill and impairment of the carrying value of property, plant and equipment down to estimated fair value as of December 31, 2013.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally and external published reports and forecasts. Product sales prices and foreign exchange assumptions for 2014 of CDN$1.00 = US$0.93 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2015 to 2018 were based on independent, published market forecasts. The foreign exchange assumption for CDN$1.00 ranged between US$0.92 and US$0.93 for the forecast period. The company estimated the fair value of its pulp and paper assets by discounting estimated future cash flows from the use of its long-lived assets and net working capital to present value. A discount rate of 15% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

7.	VARIABLE INTEREST ENTITIES

On March 20, 2013 the company sold its 50.001% interest in PREI and settled its $20.8 million affiliate loans to PREI for proceeds of $33.0 million. A $12.7 million distribution of the net proceeds was made to unsecured creditors pursuant to the Plan under the creditor protection proceedings (see note 6, Creditor protection proceedings related disclosures). PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts.  The company generally purchases 100% of the power generated by PREI and will continue to do so subsequent to the sale of its interest. The company derecognized the accounts of PREI on the date of sale and recognized a gain on sale in the consolidated statement of earnings (loss). Prior to the sale, the company consolidated 100% of PREI as the company was the primary beneficiary.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	21

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The results of PREI were included in the company’s consolidated statements of earnings (loss) up to the date of sale of March 20, 2013. Condensed financial information with respect to PREI is as follows:

Year ended December 31, 2013
Condensed statements of earnings (loss)
Sales – affiliate [1]	$5.6
Cost of sales, excluding depreciation and amortization	1.3
Depreciation and amortization	1.6
2.9
Operating earnings	2.7
Interest expense	(1.8)
Interest expense – affiliate [1]	(0.4)
Other income (expense), net	(0.1)
Reorganization items, net	–
Income tax recovery (expense)	0.2
Net earnings (loss) [2]	$0.6
1	Balances with Catalyst Paper Energy Holdings Inc., a subsidiary of Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

During 2013 company recognized a gain on the sale of its interest in PREI of $5.3 million consisting of:

Gain on Sale
Proceeds from sale
Gross proceeds from sale	$33.0
Closing costs incurred	(0.2)
Settlement of affiliate loans	(20.8)
Other adjustments	(0.1)
Net proceeds	11.9
De-recognition of assets
Cash and cash equivalents	(6.0)
Other	(3.0)
Property, plant and equipment	(145.6)
De-recognition of liabilities
Accounts payable and accrued liabilities	6.8
Long-term debt	113.8
Long-term debt – affiliate loans	20.8
De-recognition of non-controlling interest	6.6
$5.3

22	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

8.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheets as of December 31, 2015.

A summary of major classes of assets and liabilities classified as held for sale is as follows:

	December 31, 2015	December 31, 2014
Property, plant and equipment	$1.5	$1.5
	$1.5	$1.5

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of the Apache Railway Company to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The assets of the Snowflake facility that were sold included approximately 19,000 acres of land, equipment and other assets associated with the paper mill. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012 due to continued financial losses resulting from intense supply input and market pressures. The closure resulted in impairment and other closure costs of $19.9 million for, among other things, severance, environmental obligations, and inventory write-offs. Closure costs also included an estimated withdrawal liability of US$11.7 million due to the PACE Industry Union-Management Pension Fund, a multi-employer pension plan the company contributed to on behalf of hourly employees at the Snowflake mill. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported as a discontinued operation.

The operations of the Snowflake mill were classified as a discontinued operation. A breakdown of earnings (loss) from discontinued operations, net of tax is as follows:

Year ended December 31, 2013
Sales	$0.7
Cost of sales, excluding depreciation and amortization	(1.1)
Depreciation and amortization	–
Impairment, severances and other closure costs	(0.2)
Restructuring costs	(0.4)
Interest expense, net	–
Other income (expense), net	(0.1)
Gain on sale of assets of Snowflake and shares of Apache Railway	4.1
Reorganization items, net (note 6)	0.1
Earnings (loss) from discontinued operations, net of tax	$3.1

The company recognized a gain on the sale of the assets of Snowflake and the shares of the Apache Railway Company of $4.1 million that consisted of:

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	23

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Gain on Sale
Contract price	$13.5
Adjusted for:
Transaction fees related to sale	(0.4)
Cancellation of letter of credit related to Arizona Department of Environmental Quality	(2.3)
Net proceeds	10.8
De-recognition of assets
Property, plant and equipment	(6.6)
Other current assets (Apache Railway)	(0.2)
De-recognition of liabilities
Accounts payable and accrued liabilities (Apache Railway)	0.1
$4.1

9.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	December 31, 2015	December 31, 2014
Trade receivables	$170.9	$102.1
Less: allowance for doubtful accounts	(4.5)	(2.3)
	166.4	99.8
Sales taxes receivable	5.6	5.9
Other receivables	13.1	5.2
	$185.1	$110.9

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.	INVENTORIES

The components of inventories were as follows:

	December 31, 2015	December 31, 2014
Finished goods
Coated paper	$53.9	$12.2
Uncoated paper	19.2	24.7
Newsprint	12.4	13.5
Pulp	10.6	3.4
Total finished goods	96.1	53.8
Work-in-progress	2.3	1.0
Raw materials – wood chips, pulp logs and other	48.5	24.8
Operating and maintenance supplies and spare parts	109.3	75.9
	$256.2	$155.5

At December 31, 2015, the company had applied write-downs to finished goods inventory of $1.1 million (December 31, 2014 – $0.6 million) and to raw materials inventory of $0.6 million (December 31, 2014 – $0.2 million).

24	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2014, the inventory value of operating and maintenance supplies and spare parts was written down by $1.9 million as part of an impairment charge to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Inventories are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

11.	PREPAIDS AND OTHER

The components of prepaids and other were as follows:

	December 31, 2015	December 31, 2014
Property taxes, insurance and licenses	$2.6	$3.1
Other	2.9	1.5
	$5.5	$4.6

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

12.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	As at December 31, 2015
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Printing papers and newsprint	$73.1	$13.6	$59.5
Pulp	11.8	0.6	11.2
Machinery and equipment
Printing papers and newsprint	551.0	186.2	364.8
Pulp	27.2	5.8	21.4
	$663.1	$206.2	$456.9

	As at December 31, 2014
	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land
Printing papers and newsprint	$68.2	$10.9	$57.3
Pulp	10.9	0.6	10.3
Machinery and equipment
Printing papers and newsprint	428.1	129.5	298.6
Pulp	15.6	2.5	13.1
	$522.8	$143.5	$379.3

At December 31, 2015, machinery and equipment was held under capital leases with a net carrying amount of $7.4 million (December 31, 2014 – $7.7 million), cost of $8.1 million (December 31, 2014 – $8.3 million) and accumulated depreciation and amortization of $0.7 million (December 31, 2014 – $0.6 million).

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	25

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

13.	OTHER ASSETS

The components of other assets were as follows:

	December 31, 2015	December 31, 2014
Deferred financing costs	$3.6	$3.1
Deferred charges and other	1.6	2.9
Deferred benefit asset – pension plan (note 16)	0.4	–
	$5.6	$6.0

In December 2014, $1.6 million of deferred charges were written off as part of an impairment charge in 2014 to reflect the indefinite curtailment of the Powell River No. 9 paper machine. See note 6, Measurement uncertainty – impairment of long-lived assets.

Other assets are pledged as collateral against the long-term debt of the company. See note 15, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are as follows:

	December 31, 2015	December 31, 2014
Trade payables	$156.2	$76.0
Accrued payroll and related liabilities	43.5	27.5
Accrued interest	7.1	5.3
Accrued benefit obligation – pension plan (note 16)	8.3	8.2
Accrued benefit obligation – other employee future benefit plans (note 16)	6.4	6.5
Annual Property Tax	0.9	–
Payables related to capital projects	1.6	3.8
Environmental and remedial	0.1	0.9
Derivative liabilities	4.5	2.0
Other	15.9	7.1
	$244.5	$137.3

26	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

15.	LONG-TERM DEBT

The company’s long-term debt at December 31 is listed below.

	December 31, 2015	December 31, 2014

Term loan, due July, 2017	$16.5	$18.5
Senior secured notes, 11.0% due October 2017 (US$260.5 million; December 31, 2014 – US$235.5 million)	356.7	273.1
	373.2	291.6
Revolving asset-based loan facility of up to $225.0 million due July 2017	117.1	29.4
Capital lease obligations	7.5	8.1
Total debt	497.8	329.1
Less: current portion	(3.2)	(3.0)
Total long-term debt	$494.6	$326.1

Significant changes to long-term debt in 2015

On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill. The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due 2017. The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition. See note 5, Purchase of U.S. Paper Mills.

Significant changes to long-term debt in 2015

In September 2015, the company entered into six capital leases on equipment. The capital lease obligation with respect to these leases is $0.5 million as at December 31, 2015.

Significant terms, conditions and covenants

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 0.9:1.0 at December 31, 2015 (December 31, 2014 – 1.1:1.0) and under the Term Loan was 0.5:1.0 at December 31, 2015 (December 31, 2014 – 0.6:1.0).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $107.1 million as at December 31, 2015 (December 31, 2014 – negative $75.8 million).

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	27

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at December 31, 2015, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.8 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.4 million, a reserve for credit insurance deductibles of $3.5 million, a reserve of $1.5 million for employee source deductions, and a reserve for negative mark-to-market for foreign currency exposure of $2.4 million. On December 31, 2015 the company had $85.5 million available under the ABL Facility after deducting outstanding drawings of $117.1 million and outstanding letters of credit of $22.4 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility, the Term Loan and under each of the indentures governing its outstanding senior notes on December 31, 2015.

The following table provides the scheduled total debt repayments:

Recourse debt
2016	$3.2
2017	495.1
2018	2.7
2019	0.5
2020	0.1
$501.6

The company’s long-term debt is recorded at amortized cost. The following table provides information about management’s best estimate of the fair value of the company’s debt:

	2015		2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$497.8	$416.0	$329.1	$313.1

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

US$130.6 million (2014 – approximately US$88.1 million) in aggregate principal of 2017 Notes balance outstanding at December 31, 2015 is held by two shareholders of the Company who individually hold greater than 10% of the company’s outstanding shares. The company incurred US$11.8 million in interest expense in 2015 (2014 – approximately US$9.7 million) on the 2017 Notes held by related parties.

16.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue future benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, life insurance, extended health care and dental benefits to employees.  Certain extended health benefits with an actuarial value of $24.8 million were compromised under the creditor protection proceedings in 2012.

28	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Employees hired pursuant to the purchase of the U.S. mills (note 5, Purchase of U.S. Paper Mills) continue to be covered under the employee future benefit plans that existed prior to acquisition. Pension plans include defined benefit and defined contribution segments. The defined benefit plan is available to hourly employees hired before 2013. The defined contribution segment consists of a 401k plan and a profit share plan and is available to salaried and hourly employees.

Defined contribution plans

For the defined contribution segment, the company’s contributions are based on a percentage of an employee’s earnings with the company’s funding obligations being satisfied upon crediting contributions to an employee’s account. The pension expense under the defined contribution payment is equal to the company’s contribution.

Defined benefit plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measured the fair value of plan assets and the projected benefit obligations for accounting purposes on December 31, 2015 with the assistance of its independent actuaries. Changes in the funding status of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive income (loss). Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan.

Components of net periodic benefit cost recognized

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Pension benefit plans	2015	2014	2013
Defined benefit plan
Service cost for the period	$4.8	$1.0	$1.1
Interest cost	12.4	13.5	14.0
Expected return on assets	(12.6)	(12.4)	(13.3)
Amortization of unrecognized items:
Actuarial (gains) losses	(0.1)	(0.3)	–
	4.5	1.8	1.8
Defined contribution plan
Service cost for the period	9.8	2.4	2.5
Multi-employer industry-wide pension plan service cost for the period	8.0	8.5	8.5
Net periodic benefit cost for pension benefit plans	$22.3	$12.7	$12.8

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Service cost for the period	$2.4	$1.8	$2.0
Interest cost	6.8	6.7	5.9
Amortization of unrecognized items:
Actuarial (gains) losses	0.3	–	–
Prior service costs		–	–
Net periodic benefit cost for other benefit plans	$9.5	$8.5	$7.9

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	29

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Change in benefit obligation
Projected benefit obligation at beginning of period	$329.4	$317.2	$176.3	$151.8
Projected benefit obligation assumed [1]	7.0	–	3.0	–
Service cost for the period	6.0	1.0	2.5	1.8
Interest cost	12.0	13.5	6.8	6.7
Benefit payments	(27.2)	(29.2)	(5.8)	(5.5)
Actuarial losses (gains) and other adjustments	4.6	26.9	(9.9)	21.5
Projected benefit obligation at end of period	$331.8	$329.4	$172.9	$176.3
Change in plan assets
Fair value of defined benefit plan assets at beginning of period	$208.6	$199.9	$–	$–
Actual return on plan assets	24.1	24.6	–	–
Company contributions	17.9	13.3	5.8	5.5
Benefit payments	(27.3)	(29.2)	(5.8)	(5.5)
Fair value of assets at end of period	$223.3	$208.6	$–	$–

1 Defined benefit obligation assumed with the acquisition of the U.S. Paper mills as at January 7, 2015

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Projected benefit obligation at end of period	$331.8	$329.4	$172.9	$176.3
Fair value of plan assets at end of period	223.3	208.6	–	–
Funded status	$(108.5)	$(120.8)	$(172.9)	$(176.3)

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Other assets (note 14)	0.4	–	–	–
Accounts payable and accrued liabilities (note 15)	$(8.3)	$(8.2)	$(6.4)	$(6.5)
Employee future benefits	(100.6)	(112.6)	(166.5)	(169.8)
	$(108.5)	$(120.8)	$(172.9)	$(176.3)

Of the total funding deficit of $108.5 million (December 31, 2014 - $120.8) in the company’s various defined benefit pension plans, $42.7 million (December 31, 2014 - $52.4 million) is related to funded defined benefit pension plans and $65.8 million (December 31, 2014 - $68.4 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $172.9 million (December 31, 2014 - $176.3 million) is related to “pay-as-you-go” plans.

30	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans		Other benefit plans
	2015	2014	2015	2014
Balance, beginning of the period	$13.7	$28.7	$(19.1)	$2.1
Accumulated gain (loss)	7.9	(15.0)	11.2	(21.2)
Balance, end of the period	$21.6	$13.7	$(7.9)	$(19.1)

Amounts before taxes included in other comprehensive income (loss)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Pension benefit plans	2015	2014	2013
Amortization of employee future benefits	$(0.1)	$(0.3)	$–
Net gain (loss)	8.0	(14.7)	26.7
Settlement gain on special pension portability election	–	–	(2.6)
Net amount recognized in other comprehensive income (loss)	$7.9	$(15.0)	$24.1

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Other benefit plans	2015	2014	2013
Amortization of employee future benefits	$0.3	$–	$–
Net gain (loss)	10.9	(21.2)	0.1
Net amount recognized in other comprehensive income (loss)	$11.2	$(21.2)	$0.1

An estimated amount of $0.1 million of gains for pension plans and $nil for other benefit plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2016.

Estimated future benefit payments

Total cash payments for employee future benefits for the year ended December 31, 2015, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $41.5 million (2014 – $29.8 million). During 2016, the company expects to contribute approximately $39.1 million to all of the above pension plans and approximately $6.4 million to its other benefit plans.

The following table presents estimated future benefit payments from the plans as of December 31, 2015. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2016	27.5	6.4
2017	26.5	6.6
2018	25.3	6.8
2019	24.7	7.0
2020	24.1	7.3
2021 - 2025	111.3	40.2

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	31

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Plan assets allocation

The asset allocation for the company’s defined benefit pension plans, by asset category, was as follows:

Plan assets	December 31, 2015	December 31, 2014
Cash and cash equivalents	3.2%	1.1%
Equity securities	60.5%	54.4%
Fixed income securities	30.1%	38.1%
Real estate	6.2%	6.4%
	100.0%	100.0%

Fair value of plan assets

The following tables present information about the fair value of pension and other benefit plan assets:

		Fair value hierarchy
As at December 31, 2015	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$7.2	$7.2	$–	$–
Equity securities:
Global equity pooled funds [1]	112.7	–	112.7	–
Canadian equity pooled funds [2]	22.3	–	22.3	–
Fixed income securities:
Canadian long bond pooled funds [3]	33.7	–	33.7	–
Canadian bond pooled funds [3]	33.5	–	33.5	–
Real estate [4]	13.9	–	13.9	–
	$223.3	$7.2	$216.1	$–

		Fair value hierarchy
As at December 31, 2014	Total	Level 1	Level 2	Level 3
Asset category
Cash and cash equivalents	$2.3	$2.3	$–	$–
Equity securities:
Global equity pooled funds [1]	91.1	–	91.1	–
Canadian equity pooled funds [2]	22.5	–	22.5	–
Fixed income securities:
Canadian long bond pooled funds [3]	39.9	–	39.9	–
Canadian bond pooled funds [3]	39.5	–	39.5	–
Real estate [4]	13.3	–	13.3	–
	$208.6	$2.3	$206.3	$–

1	This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (CDN$) Index.

2	This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.

3	This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark’s duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.

4	This category includes direct investment in office, industrial, retail and residential real estate.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

32	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Real estate is comprised of income producing office, distribution & warehouse, retail and multi-family properties, held through an open pooled fund.  The fair value is based on market assessments performed on a periodic basis by independent experts on each of the properties held by the fund.

Multi-employer benefit plans

The following table provides information about the company’s two multi-employer pension plans:

		Pension Protection Act Zone Status [2]				Contributions by Catalyst Paper [4] Successor
Pension Fund	EIN / Pension plan number [1]	2015	2014	2013	FIP / RP status pending / implemented [3]	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Three months ended Dec 31, 2013	Surcharge imposed	Expiration date[5]
Pulp and Paper Industry Pension Plan [6]	BCFIC-P085324 CRA-0394940	Green	Green	Green	No	$8.0	$8.5	$8.5	No	04/30/2017
PACE Industry Union-Management Pension Fund [7]	11-6166763-001	Red	Red	Red	Implemented	2.0	1.5	1.0	Yes	01/03/2014

1	Employer identification number and three digit pension plan number.

2	Funded status on each balance sheet date presented expressed as a zone status. Green status equals at least 80% funded, yellow status equals less than 80% funded and red status equals less than 65% funded.

3	Indicates whether a funding improvement plan (FIP) or a rehabilitation plan (RP) is pending or has been implemented.

4	The company’s annual contributions to the Pulp and Paper Industry Pension Plan in each respective year were greater than 5% of total employer contributions. The company’s annual contributions to the PACE Industry Union Management Pension Fund in each respective year were less than 5% of total employer contributions.

5	Expiration date of collective bargaining agreement on December 31, 2013.

6	Plan participants are members and former members of the Pulp Paper and Woodworkers of Canada (PPWC) and the Communication Energy and Paperworkers’ Union (CEP).

7	Plan participants are members and former members of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (United Steelworkers or USW).

Contributions to the Pulp and Paper Industry Pension Plan are based on a percentage of earnings to a cap in hours worked and contributions to the PACE Industry Union-Management Pension Fund are based on a contribution per hour worked to a maximum cap in hours worked. The risks of participating in multi-employer plans differ from single-employer plans in the following ways:

1.	The company’s contributions to multi-employer plans may be used to provide benefits to employees of other participating employers.

2.	If a participating employer were to stop contributing to a multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3.	If the company chose to stop participating in a multiemployer plan, it may be required to pay an amount to that plan based on the underfunded status of the plan, referred to as a withdrawal liability.

As disclosed in note 8, Assets held for sale and discontinued operations, the closure of the Snowflake mill on September 30, 2012 resulted in the incurrence of a withdrawal liability of US$8.7 million related to the PACE Industry Union Management Pension Fund.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	33

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

Other benefit plans	2015	2014
Benefit obligations at period end,
Discount rate – Pension programs	3.70%	3.80%
Discount rate – Post-retirement programs other than pensions	4.00%	3.80%
Rate of compensation increase	1.50%	1.00%
Net benefit cost for the period ended,
Discount rate – Pension programs	3.70%	3.80%
Discount rate – Post-retirement programs other than pensions	4.00%	3.80%
Rate of compensation increase	1.50%	1.00%
Expected rate of return on plan assets	6.25%	6.30%
Assumed health care cost trend rate at period end,
Extended health benefits
Initial health care cost trend rate	5.00%	5.50%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits:
Dental care cost trend rate	3.00%	3.00%
Medical services plan benefits:
Premium trend rate	4.50%	4.50%

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2015 and December 31, 2014 the discount rates were based on AA corporate bond yields as of those dates respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2015 expected rate of return on plan assets was 6.3% per annum, which was based on a target allocation of approximately 40% Canadian bonds, which were expected to earn approximately 3.5% per annum in the long term, 10% Canadian equity securities, which were expected to earn approximately 7.0% per annum in the long term, 45% global equity securities, which were expected to earn approximately 7.4% per annum in the long term, and 5% real estate, which were expected to earn approximately 6.5% per annum in the long term. The 2015 expected rate of return on plan assets also included a provision of 0.7% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.2% per annum for non-investment expenses expected to be paid from the plans. The mortality assumption as at December 31, 2015 for programs covering salaried employees and executives was 100% of the 2014 Canadian Pensioners Mortality (CPM) Private Sector Table and for programs covering hourly employees was 108% of 2014 CPM Private Sector Table, both tables projected fully generationally using CPM Improvement Scale B.

The company’s investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company’s tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company’s investment policy. The use of derivative instruments is restricted and must be in accordance with the company’s policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company’s investment policy.

34	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2016:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$1.4	$(1.2)
Accrued benefit obligation at December 31	20.3	(17.5)

17.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations were as follows:

	December 31, 2015	December 31, 2014
Environmental and remedial	$10.7	$4.2
Snowflake union pension liability	9.9	10.1
Accrued workers' compensation liability	4.6	–
Other	1.2	1.2
	$26.4	$15.5

Asset retirement obligations

The following table provides a reconciliation of the company’s asset retirement obligations.

	2015	2014
Balance, beginning of period	$5.1	$6.0
Provision related to the acquisition of the U.S. mills	5.9	–
Liabilities settled	(0.2)	(0.3)
Liabilities derecognized	–	(0.7)
Accretion expense	–	0.1
Balance, end of period	$10.8	$5.1

The balance sheet classification for asset retirement obligations is as follows:

	December 31, 2015	December 31, 2014
Other long-term obligations	$10.7	$4.2
Accounts payable and accrued liabilities (note 14)	0.1	0.9
	$10.8	$5.1

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	35

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

18.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Canada	$(42.0)	$(61.7)	$(108.9)
United States	(34.8)	(10.2)	(21.4)
Earnings (loss) from continuing operations	(76.8)	(71.9)	(130.3)
Earnings (loss) from discontinued operations	–	–	3.1
Earnings (loss) before income taxes	$(76.8)	$(71.9)	$(127.2)

The income tax (recovery) expense consists of:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Canada:
Current	$0.1	$–	$–
Deferred	–	–	–
	0.1	–	–
United States:
Current	(0.8)	0.4	0.1
Deferred	(26.7)	–	–
	(27.5)	0.4	0.1
Total from continuing operations:
Current	(0.7)	0.4	0.1
Deferred	(26.7)	–	–
	(27.4)	0.4	0.1

36	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2015		2014		2013
Income tax recovery at Canadian statutory income tax rates	$(20.0)	26.0%	$(18.7)	26.0%	$(32.7)	25.8%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	2.0	(2.6)	5.7	(7.9)	21.1	(16.6)
Difference in foreign tax rate	(4.5)	5.9	(1.0)	1.4	0.6	(0.5)
Change in deferred income taxes related to increase in corporate income tax rates	–	–	–	–	(8.5)	6.6
Change in the deferred income tax estimate	–	–	–	–	–	–
Change in valuation allowance	(4.4)	5.7	16.7	(23.3)	18.2	(14.3)
Adjustment to deferred credits	–	–	–	–	–	–
Other	(0.5)	0.6	(2.3)	3.2	1.4	(1.1)
Income tax expense (recovery)	$(27.4)	35.6%	$0.4	(0.6)%	$0.1	(0.1)%

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant current deferred tax assets are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets
Employee future benefits	$3.8	$3.8
Non-capital loss and temporary differences relating to working capital	1.6	–
Other	11.1	6.2
	16.5	10.0
Valuation allowance	(16.5)	(10.0)
	$–	$–

The tax effects of temporary differences that give rise to significant non-current deferred tax assets (liabilities) are as follows:

	December 31, 2015	December 31, 2014
Non-current
Deferred income tax assets (liabilities)
Property, plant and equipment	$128.1	$156.8
Non-capital loss carry-forwards	18.5	10.2
Employee future benefits	75.2	78.3
Other	23.9	16.7
	245.7	262.0
Valuation allowance	(245.7)	(262.0)
	$–	$–

At December 31, 2015, the company has provided for a valuation allowance on its deferred tax assets of $262.2 million (December 31, 2014 - $272.0 million).

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	37

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

At December 31, 2015, the company had Canadian federal non-capital loss carry-forwards of $35.5 million, which expire during the period 2028 to 2035, and U.S. federal net operating loss carry-forwards of $24.5 million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

For the year ended December 31, 2015, management increased the company’s valuation allowance by $9.3 million in respect of its U.S. federal net operating losses and reduced its valuation allowance by $1.0 million in respect of its Canadian losses. The change in the valuation allowances is due to the evidence from the company’s three year cumulative historical performance and management’s belief that it is more likely than not that the resulting future operations will not generate sufficient taxable income to realize all of the net deferred tax assets in Canada and the U.S.

Accounting for uncertainty in income taxes

At December 31, 2015, the company had gross unrecognized taxes of $5.7 million (December 31, 2014 - $4.7 million benefits).

Below is a reconciliation of the total amounts of unrecognized tax benefits:

	December 31, 2015	December 31, 2014
Unrecognized tax benefits, beginning of period	$4.7	$4.3
Current period tax positions	1.0	0.4
Unrecognized tax (recovery) benefits, end of period	$5.7	$4.7

The company recognizes interest expense and penalties related to unrecognized taxes within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2015. At December 31, 2015, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company’s income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2011 tax years expired on September 15, 2014.

38	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the company’s AOCI, net of taxes:

	December 31, 2015	December 31, 2014
Unrecognized pension and other post-retirement benefit costs	$13.9	$(5.4)
Foreign currency translation adjustments	9.0	-
	$22.9	$(5.4)

20.	RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2015	2014
Balance, beginning of period	$0.2	$0.7
Expensed in period	1.8	0.5
Disbursements	(2.0)	(1.0)
Balance, end of period	-	0.2
Classification:
Accounts payable and accrued liabilities (note 14)	-	0.2
	$-	$0.2

In December 2014, the company announced a restructuring plan to reflect the indefinite curtailment of the Powell River No. 9 paper machine. The indefinite curtailment will result in a reduction of approximately 40 employees at Powell River and 7 employees at the Surrey Distribution Centre through lay-offs. For the year ended December 31, 2015 the company incurred restructuring costs of $1.8 million.

21.	INTEREST EXPENSE, NET

The components of interest expense, net were as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Interest on long-term debt	$44.3	$33.1	$34.5
Other	5.1	2.4	2.9
	$49.4	$35.5	$37.4

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	39

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

22.	OTHER INCOME, NET

The components of other income, net, were as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2014	2013
Foreign exchange gain on working capital balances	$5.8	$3.5	$5.5
Gain on disposal of property, plant and equipment	2.6	–	0.6
Gain on disposal of non-core assets[1]	–	2.4	8.1
Loss on redemption of Floating Rate Notes	–	(2.4)	–
Loss on purchase of Floating Rate Notes	–	–	(2.3)
Gain (loss) on derivative financial instruments	(13.9)	(2.2)	0.1
Gain on purchase of senior secured notes	–	1.4	–
Loss on settlement of Snowflake union pension liability	–	(1.2)	–
Bargain purchase gain on acquisition of Biron and Rumford mills, net of tax	43.9	–	–
Settlement gain on special pension portability election	–	–	2.6
Other	4.6	(0.3)	0.3
	$43.0	$1.2	$14.9
1	For the year ended December 31, 2014, the gain on disposal of non-core assets includes gains on the sale of Poplar Farm lands ($0.3 million) and of our interest in PRSC Limited Partnership and PRSC Land Development, including repayment of the mortgage receivable ($2.1 million). For the year ended December 31, 2013, the gain on the disposal of non-core assets included gains on the sale of the Elk Falls site ($3.1 million) and our interest in Powell River Energy ($5.3 million), partially offset by a loss on the sale of poplar land ($0.3 million).

23.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net earnings (loss) attributable to the company	$(49.4)	$(72.3)	$(127.6)
Weighted average shares used in computation of basic earnings per share (in millions)	14.5	14.5	14.5
Weighted average shares used in computation of diluted earnings per share (in millions)	14.5	14.5	14.5
Basic and diluted earnings (loss) per share from continuing operations	(3.41)	(4.99)	(9.01)
Basic and diluted earnings (loss) per share from discontinued operations	–	–	0.21
Basic and diluted earnings (loss) per share attributable to the company’s common shareholders (in dollars)	(3.41)	(4.99)	(8.80)

40	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

24.	STOCK-BASED COMPENSATION PLANS

Details of stock-based compensation expense:

	Year ended December 31, 2015	Year ended December 31, 2014
Phantom share units	$0.2	$0.8
	$0.2	$0.8

Phantom share units

The company established a phantom share unit (PSU) plan for its key executives, directors and employees in 2013.  Under the terms of this plan, senior executives, directors and employees are eligible for incentive remuneration paid to them in the form of PSUs.  Each PSU, once vested, entitles the holder to a cash payment equal to the incremental market value of the PSU.  Incremental market value is defined as the amount, if any, by which the market value of one common share of the company determined on the vesting date exceeds the market value determined on the grant date. The company applies a fair value-based method to record the PSUs granted to executives. Under the fair value method, compensation cost was initially measured at fair value at the date of grant and expensed over the plan’s vesting period. Compensation cost accrued over the vesting period will be recognized as a liability due to the fact that potential entitlements at the time of vesting will be paid in cash. Compensation cost must therefore be re-measured at fair value as of each reporting date with prospective adjustment to the amount of the expense.

As at December 31, 2015, the fair value of PSUs was estimated using the Black-Scholes option pricing model based the following assumptions:

	2015			2014
	Vesting Date December 31, 2016	Vesting Date May 27, 2018	Vesting Date August 5, 2018	Vesting Date December 31, 2015	Vesting Date December 31, 2016
Risk-free interest rate	0.5%	0.5%	0.5%	1.0%	1.0%
Annual dividends per share	Nil	Nil	Nil	Nil	Nil
Expected stock price volatility	92%	92%	92%	84%	84%
Expected unit life (in years)	1.0	2.3	2.8	1.0	2.0
Average fair value of units granted (in dollars)	$1.03	$1.00	$1.22	$1.95	$1.86

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the PSU. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

As at December 31, 2015, the total remaining unrecognized compensation cost associated with the PSUs totalled $1.7 million (December 31, 2014 - $1.6 million).

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	41

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Changes in the number of PSUs outstanding during the years ended December 31 was as follows:

	2015		2014
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	1,307,197	$1.67	948,671	$1.19
Granted	470,301	2.96	691,347	2.10
Exercised	-	-	(166,411)	1.20
Expired or cancelled	(242,747)	1.24	(166,411)	1.20
End of year	1,534,751	$2.13	1,307,197	$1.67

During 2015, the Company’s shareholders approved a new Share Compensation Plan which will provide for the company to compensate its key executives, directors, employees and consultants through the issuance of restricted share units, performance share units, and stock options, subject to certain vesting conditions.  The maximum number of common shares of the company to be issued under this plan is limited to 10% of the number of issued and outstanding common shares of the company.  No awards were granted under this plan during the year ended December 31, 2015.

25.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 ─	Quoted prices in active markets for identical assets or liabilities.

Level 2 ─	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 ─	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	December 31, 2015	December 31, 2014	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$4.5	$1.9	2	[1]	Accounts payable and accrued liabilities
Commodity contracts	$-	$0.1	2	[2]	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

42	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market future rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 15.

The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements at December 31:

	December 31, 2015	December 31, 2014	Classification on statements of earnings (loss)
Currency contracts related to revenue hedges	$(13.9)	$(2.2)	Other income, net
Commodity swap contracts related to pulp hedges	–	0.1	Other income, net
Commodity swap contracts related to natural gas hedges	–	(0.1)	Other income, net
	$(13.9)	$(2.2)

Fair value of other financial instruments

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

26.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

(i)	Credit Risk

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company’s receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	43

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Aging of receivables were as follows:

	December 31, 2015	December 31, 2014
Trade receivables, gross
Current	$149.4	$88.6
Past due 1-30 days	14.0	2.9
Past due 31-90 days	3.5	1.1
Past due over 90 days	4.0	9.5
	170.9	102.1
Allowance for doubtful accounts	(4.5)	(2.3)
Trade receivables, net	166.4	99.8
Other receivables, including sales tax recoverables	18.7	11.1
Accounts receivable (note 9)	$185.1	$110.9

The movement in the allowance for doubtful accounts in respect of trade receivables were as follows:

	2015	2014
Balance, beginning of period	$2.3	$1.8
Increase in provision	2.2	0.5
Balance, end of period (note 9)	$4.5	$2.3

Derivatives

The company is also exposed to credit risk with counterparties to the company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(ii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk

For the year ended December 31, 2015, the company was exposed to the risk that future cash flows will fluctuate as substantially all of the company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables were denominated in or referenced to U.S. dollars. The company was also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The company used foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

44	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

For the year ended December 31, 2014, the company’s hedging policy for anticipated sales and accounts receivable included 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges were layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the accounts receivable. The company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk

The company’s policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas.

Interest rate risk

The fair value of the company’s fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company’s policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt

					Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2015	Currency and notional amount		Change in rate or price		Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income
Revenue hedges
Currency risk (US$/CDN$)	US$	115.0	5%		$3.7	–	$(4.6)	–
ABL Facility
Interest risk (annualized)	CDN$	40.6	100	bps	(0.3)	–	0.3	–
Interest risk ( annualized)	US$	55.3	100	bps	(0.4)	–	0.4	–

(iii)	Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company’s reputation.

The company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	45

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at December 31, 2015
0 to 11 months	$115.0	0.7835	$115.0	0.7257

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $4.5 million (December 31, 2014 - $2.0 million). At December 31, 2015, purchased U.S. dollar put options and sold U.S. dollar call options are marked to market, and the related gains and losses are recognized in other income.

27.	COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are listed below:

2016	9.7
2017	4.5
2018	4.2
2019	1.6
2020	0.7
Subsequent to 2020	0.1
$20.8

Subsequent to the sale of the company’s interest in PREI on March 20, 2013, the power purchase agreement between the company and PREI meets the definition of an operating lease under U.S. GAAP (see note 2, Summary of significant accounting policies). The lease expenses relating to the power purchase agreement totaled $25.2 million for the year ended December 31, 2015 (2014 - $23.2 million) and minimum future lease payments total $2.2 million over the next year. The power purchase agreement expired on January 31, 2016. On January 27, 2016 a new power purchase agreement was entered into with PREI that expires on January 31, 2021.

Total lease expense amounted to $32.7 million for the year ended December 31, 2015 (2014 – $30.5 million; 2013 – $25.7 million).

28.	CONTINGENCIES

Imposition of Countervailing Duties

On July 28, 2015, the U.S. Department of Commerce (DOC) issued its Preliminary Determination to impose countervailing duties on Canadian imports of supercalendered paper (SC Paper) from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an “all-others” countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final “all-others” rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted. Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order. On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst. On February 8, 2016, the DOC published its notice initiating the requested expedited review. On February 16, 2016, the petitioners filed additional subsidy allegations against Catalyst.  It is not yet determined whether the DOC will permit such additional allegations to become part of the expedited review at this stage of the process.

46	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Two Lawsuits Filed by Halalt First Nation

On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners. The company and intends to vigorously defend itself against both claims. The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility. The second claim, filed by the Halalt and its members, alleges that the company illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957. The Halalt is seeking an interim and permanent injunction restraining the company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.

Charges Laid Pertaining to Powell River Effluent Releases

On March 12, 2015, charges were laid against us by Environment Canada following two separate incidents that took place at the company’s Powell River operations in September 2012. Both unrelated incidents were caused by unforeseen power failures which led to releases of cooling water and effluent, generally consisting of untreated waste water containing organic matter such as pulverized wood fibres. On December 8, 2015, Catalyst Paper and the Federal Crown made a joint recommendation to the Court pursuant to which Catalyst pleaded guilty to three counts, two related to deposits that occurred in 2012 and one in relation to a failure to take legally required samples when there was a potential deposit in 2014. In addition, the recommendation required us to pay a $15,000 fine, and a further payment of $185,000 to the Environmental Damages Fund. The Court accepted the recommendation and directed that funds be allocated by the Environmental Damages Fund for salmon habitat restoration, protection or enhancement in British Columbia.

Appeal of Sales Tax Ruling

On October 21, 2015, Catalyst sought leave to appeal at the Supreme Court of Canada the judgment of the BC Court of Appeal made February 4, 2015 with respect to Catalyst’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. in 2001 through 2010. This application is still in process.

29.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company’s 2017 Notes and Term Loan. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the Notes; however, the following condensed consolidating financial information is being provided for each of the periods ended December 31, 2015, December 31, 2014 and December 31, 2013. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	47

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2015 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.4	$7.6	$0.3	$–	$8.3
Accounts receivable	2.7	182.4	–	–	185.1
Inventories	–	256.2	–	–	256.2
Prepaids and other	1.9	3.6	–	–	5.5
Assets held for sale	–	1.5	–	–	1.5
	5.0	451.3	0.3	–	456.6
Property, plant and equipment	291.4	165.5	–	–	456.9
Advances to related companies	256.7	478.1	1.1	(735.9)	–
Investments, net of equity in related companies	253.6	–	–	(253.6)	–
Other assets	3.8	1.8	–	–	5.6
	$810.5	$1,096.7	$1.4	$(989.5)	$919.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20.0	$224.2	$0.3	$–	$244.5
Current portion of long-term debt	2.8	0.4	–	–	3.2
	22.8	224.6	0.3	–	247.7
Long-term debt	416.9	77.7	–	–	494.6
Advances from related companies	479.1	255.6	1.2	(735.9)	–
Employee future benefits	4.7	262.4	–	–	267.1
Other long-term obligations	3.7	22.7	–	–	26.4
	927.2	843.0	1.5	(735.9)	1,035.8
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(284.5)	170.8	10.4	(181.2)	(284.5)
Accumulated other comprehensive income (loss)	22.9	(16.8)	–	16.8	22.9
Predecessor equity (deficiency)	–	99.7	(10.5)	(89.2)	–
	(116.7)	253.7	(0.1)	(253.6)	(116.7)
	$810.5	$1,096.7	$1.4	$(989.5)	$919.1

48	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2015 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,991.1	$–	$–	$1,991.1
Operating expenses
Cost of sales, excluding depreciation and amortization	17.9	1,864.5	–	–	1,882.4
Depreciation and amortization	32.8	28.6	–	–	61.4
Selling, general and administrative	18.4	39.8	–	–	58.2
Restructuring	–	1.8	–	–	1.8
Impairment and other closure costs	–	–	–	–	–
	69.1	1,934.7	–	–	2,003.8
Operating earnings (loss)	(69.1)	56.4	–	–	(12.7)
Interest expense, net	(21.8)	(27.7)	0.1	–	(49.4)
Foreign exchange loss on long-term debt	(57.7)	–	–	–	(57.7)
Equity earnings in Partnership	93.6	–	–	(93.6)	–
Other income, net	5.6	27.8	–	9.6	43.0
Income (loss) before income taxes	(49.4)	56.5	0.1	(84.0)	(76.8)
Income tax recovery	–	27.4	–	–	27.4
Net earnings (loss) attributable to the company	$(49.4)	$83.9	$0.1	$(84.0)	$(49.4)

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	49

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2015 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided by operating activities	$61.6	$15.6	$0.2	$(84.0)	$(6.6)
Investing
Additions to property, plant and equipment	(26.6)	(7.9)	–	–	(34.5)
Proceeds from sale of property, plant and equipment	5.0	–	–	–	5.0
Acquisition of Biron and Rumford	–	(73.9)	-	-	(73.9)
Cash flows used by investing activities	(21.6)	(81.8)	–	–	(103.4)
Financing
Increase (decrease) in advances to related companies	(72.5)	(11.4)	(0.1)	84.0	–
Increase in revolving loan	12.5	75.2	–	–	87.7
Proceeds from (repayment of) Term Loan	(2.0)	–	–	–	(2.0)
Proceeds from issuance of secured Offered Notes	23.7	–	–	–	23.7
Deferred financing costs	(1.4)	–	–	–	(1.4)
Decrease in other long-term debt	(0.6)	–	–	–	(0.6)
Cash flows provided (used) by financing activities	(40.3)	63.8	(0.1)	84.0	107.4
Cash and cash equivalents, increase (decrease) in the period	(0.3)	(2.4)	0.1	–	(2.6)
Cash and cash equivalents, beginning of period	0.7	10.0	0.2	–	10.9
Cash and cash equivalents, end of period	$0.4	$7.6	$0.3	$–	$8.3

50	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$0.7	$10.0	$0.2	$–	$10.9
Accounts receivable	0.5	110.4	–	–	110.9
Inventories	–	155.5	–	–	155.5
Prepaids and other	3.3	1.3	–	–	4.6
Assets held for sale	–	1.5	–	–	1.5
	4.5	278.7	0.2	–	283.4
Property, plant and equipment	297.6	81.7	–	–	379.3
Advances to related companies	226.0	434.3	0.9	(661.2)	–
Investments, net of equity in related companies	167.9	–	–	(167.9)	–
Other assets	5.0	1.0	–	–	6.0
	$701.0	$795.7	$1.1	$(829.1)	$668.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.4	$121.7	$0.2	$–	$137.3
Current portion of long-term debt	2.8	0.2	–	–	3.0
	18.2	121.9	0.2	–	140.3
Long-term debt	325.0	1.1	–	–	326.1
Advances from related companies	435.2	224.9	1.1	(661.2)	–
Employee future benefits	14.9	267.5	–	–	282.4
Other long-term obligations	3.3	12.2	–	–	15.5
	796.6	627.6	1.3	(661.2)	764.3
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(235.1)	86.9	10.3	(97.2)	(235.1)
Accumulated other comprehensive income (loss)	(5.4)	(18.5)	–	18.5	(5.4)
Predecessor equity (deficiency)	–	99.7	(10.5)	(89.2)	–
	(95.6)	168.1	(0.2)	(167.9)	(95.6)
	$701.0	$795.7	$1.1	$(829.1)	$668.7

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	51

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,109.3	$–	$–	$1,109.3
Operating expenses
Cost of sales, excluding depreciation and amortization	17.6	1,010.6	–	–	1,028.2
Depreciation and amortization	34.7	9.9	–	–	44.6
Selling, general and administrative	18.9	14.1	–	–	33.0
Restructuring	–	0.5	–	–	0.5
Impairment and other closure costs	14.6	1.9	–	–	16.5
	85.8	1,037.0	–	–	1,122.8
Operating earnings (loss)	(85.8)	72.3	–	–	(13.5)
Interest expense, net	(16.2)	(19.3)	–	–	(35.5)
Foreign exchange loss on long-term debt	(24.1)	–	–	–	(24.1)
Equity earnings in Partnership	57.3	–	–	(57.3)	–
Other income (expense), net	(3.5)	(6.0)	0.1	10.6	1.2
Income (loss) before income taxes	(72.3)	47.0	0.1	(46.7)	(71.9)
Income tax expense	-	0.4	–	–	0.4
Net earnings (loss) attributable to the company	$(72.3)	$46.6	$0.1	$(46.7)	$(72.3)

52	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2014 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided by operating activities	$13.2	$64.9	$–	$(56.8)	$21.3
Investing
Additions to property, plant and equipment	(14.0)	(7.9)	–	–	(21.9)
Proceeds from sale of property, plant and equipment	–	4.4	–	–	4.4
Proceeds from sale of non-core assets	0.2	0.1	–	–	0.3
Increase (decrease) in other assets	(5.4)	3.4	–	–	(2.0)
Cash flows used by investing activities	(19.2)	–	–	–	(19.2)
Financing
Increase (decrease) in advances to related companies	8.7	(65.5)	–	56.8	–
Increase in revolving loan	18.8	–	–	–	18.8
Proceeds from secured term loan	18.5	–	–	–	18.5
Redemption of Floating Rate Note	(21.8)	–	–	–	(21.8)
Purchase of long-term debt	(14.5)	–	–	–	(14.5)
Deferred financing costs	(2.3)	–	–	–	(2.3)
Decrease in other long-term debt	(2.0)	–	–	–	(2.0)
Cash flows provided (used) by financing activities	5.4	(65.5)	–	56.8	(3.3)
Cash and cash equivalents, decrease in the period	(0.6)	(0.6)	–	–	(1.2)
Cash and cash equivalents, beginning of period	1.3	10.6	0.2	–	12.1
Cash and cash equivalents, end of period	$0.7	$10.0	$0.2	$–	$10.9

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	53

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet

As at December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets
Current assets
Cash and cash equivalents	$1.3	$10.6	$0.2	$–	$12.1
Accounts receivable	0.9	115.6	–	–	116.5
Inventories	–	140.2	–	–	140.2
Prepaids and other	0.6	3.9	–	–	4.5
Assets held for sale	–	5.7	–	–	5.7
	2.8	276.0	0.2	–	279.0
Property, plant and equipment	326.9	83.7	1.6	–	412.2
Advances to related companies	226.9	359.1	(1.4)	(584.6)	–
Investments, net of equity in related companies	152.9	–	–	(152.9)	–
Other assets	–	8.9	–	–	8.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15.7	$103.8	$0.2	$–	$119.7
Current portion of long-term debt	2.0	–	–	–	2.0
	17.7	103.8	0.2	–	121.7
Long-term debt	301.8	–	–	–	301.8
Advances from related companies	359.6	224.5	0.5	(584.6)	–
Employee future benefits	12.6	242.3	–	–	254.9
Other long-term obligations	4.9	3.9	–	–	8.8
	696.6	574.5	0.7	(584.6)	687.2
Equity
Shareholders’ equity
Common stock	144.9	–	–	–	144.9
Retained earnings (deficit)	(162.8)	40.3	10.2	(50.5)	(162.8)
Accumulated other comprehensive income (loss)	30.8	13.2	–	(13.2)	30.8
Predecessor equity	–	99.7	(10.5)	(89.2)	–
	12.9	153.2	(0.3)	(152.9)	12.9
	$709.5	$727.7	$0.4	$(737.5)	$700.1

54	CATALYST PAPER 2015 ANNUAL REPORT

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$–	$1,051.4	$5.6	$(5.6)	$1,051.4
Operating expenses
Cost of sales, excluding depreciation and amortization	17.5	957.7	1.3	(5.6)	970.9
Depreciation and amortization	36.7	8.7	1.6	–	47.0
Selling, general and administrative	18.2	15.0	–	–	33.2
Restructuring	0.9	0.3	–	–	1.2
Impairment and other closure costs	86.9	–	–	–	86.9
	160.2	981.7	2.9	(5.6)	1,139.2
Operating earnings (loss)	(160.2)	69.7	2.7	–	(87.8)
Interest expense, net	(17.7)	(17.6)	(2.1)	–	(37.4)
Foreign exchange loss on long-term debt	(18.8)	–	–	–	(18.8)
Equity earnings in Partnership	60.7	–	–	(60.7)	–
Other income (expense), net	6.8	(18.3)	14.2	12.2	14.9
Earnings (loss) before reorganization items and income taxes	(129.2)	33.8	14.8	(48.5)	(129.1)
Reorganization items, net	(1.2)	–	–	–	(1.2)
Income (loss) before income taxes	(130.4)	33.8	14.8	(48.5)	(130.3)
Income tax expense (recovery)	-	0.1	(0.2)	0.2	0.1
Earnings (loss) from continuing operations	(130.4)	33.7	15.0	(48.7)	(130.4)
Earnings from discontinued operations, net of tax	3.1	3.1	–	(3.1)	3.1
Net earnings (loss)	(127.3)	36.8	15.0	(51.8)	(127.3)
Net earnings attributable to non-controlling interest	(0.3)	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$(127.6)	$36.8	$15.0	$(51.8)	$(127.6)

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	55

Catalyst Paper Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Cash Flows

For the year ended December 31, 2013 (successor)

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non- guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:
Operations
Cash flows provided (used) by operating activities	$52.5	$34.3	$(22.9)	$(71.4)	$(7.5)
Investing
Additions to property, plant and equipment	(16.5)	(6.7)	(0.2)	–	(23.4)
Proceeds from sale of property, plant and equipment	–	0.8	–	–	0.8
Proceeds from sale of non-core assets	6.6	(7.3)	39.9	12.2	51.4
Decrease in restricted cash	0.7	2.4	–	–	3.1
Increase (decrease) in other assets	0.2	(0.7)	–	–	(0.5)
Cash flows provided (used) by investing activities	(9.0)	(11.5)	39.7	12.2	31.4
Financing
Increase (decrease) in advances to related companies	(12.7)	(23.0)	(23.5)	59.2	–
Decrease in revolving loan	(13.4)	–	–	–	(13.4)
Purchase of Floating Rate Notes	(15.8)	–	–	–	(15.8)
Decrease in long-term debt	(1.1)	–	–	–	(1.1)
Cash flows provided (used) by financing activities	(43.0)	(23.0)	(23.5)	59.2	(30.3)
Cash and cash equivalents, increase (decrease) in the period	0.5	(0.2)	(6.7)	–	(6.4)
Cash and cash equivalents, beginning of period	0.8	10.8	6.9	–	18.5
Cash and cash equivalents, end of period	$1.3	$10.6	$0.2	$–	$12.1

56	CATALYST PAPER 2015 ANNUAL REPORT

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	Successor					Predecessor
	As at December 31,				As at September 30,	As at December 31,
	2015	2014	2013	2012	2012	2011
Assets
Current assets
Cash and cash equivalents	$8.3	$10.9	$12.1	$16.6	$12.2	$25.1
Restricted cash	–	–	–	0.7	3.7	–
Accounts receivable	185.1	110.9	116.5	114.0	140.8	134.9
Inventories	256.2	155.5	140.2	125.0	131.5	146.9
Prepaids and other	5.5	4.6	4.5	8.9	13.0	20.0
Assets held for sale	1.5	1.5	5.7	34.3	56.2	–
	456.6	283.4	279.0	299.5	357.4	326.9
Property, plant and equipment	456.9	379.3	412.2	611.6	614.1	386.3
Goodwill	–	–	–	56.7	56.7	–
Other assets	5.6	6.0	8.9	11.0	11.9	24.4
	$919.1	$668.7	$700.1	$978.8	$1,040.1	$737.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$244.5	$137.3	$119.7	$113.8	$97.5	$174.5
Current portion of long-term debt	3.2	3.0	2.0	6.6	6.7	466.8
Liabilities associated with assets held for sale	–	–	–	15.2	14.8	–
	247.7	140.3	121.7	135.6	119.0	641.3
Long-term debt	494.6	326.1	301.8	422.0	458.9	375.5
Employee future benefits	267.1	282.4	254.9	289.7	300.4	305.7
Other long-term obligations	26.4	15.5	8.8	8.9	9.0	19.2
Deferred income taxes/deferred credits	–	–	–	–	–	13.2
	1,035.8	764.3	687.2	856.2	887.3	1,354.9
Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock	144.9	144.9	144.9	144.9	144.9	1,035.2
Additional paid-in-capital	–	–	–	–	–	16.6
Deficit	(284.5)	(235.1)	(162.8)	(35.2)	–	(1,556.0)
Accumulated other comprehensive income (loss)	22.9	(5.4)	30.8	6.6	–	(89.4)
	(116.7)	(95.6)	12.9	116.3	144.9	(593.6)
Non-controlling interest (deficit)	–	–	–	6.3	7.9	(23.7)
	(116.7)	(95.6)	12.9	122.6	152.8	(617.3)
	$919.1	$668.7	$700.1	$978.8	$1,040.1	$737.6

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	57

COMPARATIVE REVIEW

CATALYST PAPER CORPORTION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2012	2011
Sales	$1,991.1	$1,109.3	$1,051.4	$260.5	$797.7	$1,079.7
Operating expenses
Cost of sales, excluding depreciation and amortization	1,882.4	1,028.2	970.9	245.6	718.0	970.7
Depreciation and amortization	61.4	44.6	47.0	12.9	23.4	105.5
Selling, general and administrative	58.2	33.0	33.2	7.7	26.2	40.3
Restructuring	1.8	0.5	1.2	–	5.3	5.9
Impairment and other closure costs	–	16.5	86.9	–	–	661.8
	2,003.8	1,122.8	1,139.2	266.2	772.9	1,784.2
Operating earnings (loss)	(12.7)	(13.5)	(87.8)	(5.7)	24.8	(704.5)
Interest expense, net	(49.4)	(35.5)	(37.4)	(11.6)	(60.3)	(73.2)
Foreign exchange gain (loss) on long-term debt	(57.7)	(24.1)	(18.8)	(3.2)	24.0	(9.7)
Other income (expense), net	43.0	1.2	14.9	0.1	(2.6)	(2.1)
Loss before reorganization items and income taxes	(76.8)	(71.9)	(129.1)	(20.4)	(14.1)	(789.5)
Reorganization items, net	–	–	(1.2)	(3.2)	666.9	–
Income (loss) before income taxes	(76.8)	(71.9)	(130.3)	(23.6)	652.8	(789.5)
Income tax expense (recovery)	(27.4)	0.4	0.1	0.2	(1.1)	(8.4)
Earnings (loss) from continuing operations	(49.4)	(72.3)	(130.4)	(23.8)	653.9	(781.1)
Gain (loss) from discontinued operations, net of tax	–	–	3.1	(12.9)	(3.6)	(195.5)
Net earnings (loss)	(49.4)	(72.3)	(127.3)	(36.7)	650.3	(976.6)
Net (earnings) loss attributable to non-controlling interest	–	–	(0.3)	1.5	(31.9)	2.6
Net earnings (loss) attributable to the Company	$(49.4)	$(72.3)	$(127.6)	$(35.2)	$618.4	$(974.0)

58	CATALYST PAPER 2015 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Successor				Predecessor
	Years ended December 31,			Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2012	2012
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(49.4)	$(72.3)	$(127.3)	$(36.7)	$650.3	$(976.6)
Items not requiring (providing) cash:
Depreciation and amortization	61.4	44.6	47.0	12.9	23.4	112.4
Impairment and other closure costs	–	16.5	86.9	8.2	3.3	823.6
Deferred income taxes	(26.7)	–	–	0.1	(0.7)	(7.6)
Settlement gain on special pension portability election	–	–	(2.6)	–	–	–
Foreign exchange loss (gain) on long-term debt	57.7	24.1	18.8	3.2	(24.0)	9.7
Non-cash reorganization items	–	–	0.5	2.4	(707.4)	–
Non-cash interest on compromised notes	–	–	–	–	48.4	–
Employee future benefits, expense over (under) cash contributions	(6.7)	(8.8)	(7.0)	(3.4)	(8.4)	(8.0)
Increase (Decrease) in other long-term obligations	1.0	(0.4)	(0.2)	(0.1)	–	(3.1)
Loss (gain) on disposal of property, plant and equipment	(2.6)	–	(0.6)	0.4	(6.7)	(0.1)
Gain on disposal of non-core assets	–	(2.4)	(12.3)	–	–	–
Bargain purchase gain	(43.9)	–	–	–	–	–
Other	0.1	4.0	4.1	0.2	2.6	(1.8)
Changes in non-cash working capital	2.5	16.0	(14.8)	64.9	(24.8)	(20.0)
Cash flows provided (used) by operating activities	(6.6)	21.3	(7.5)	52.1	(44.0)	(71.5)
Investing
Additions to property, plant and equipment	(34.5)	(21.9)	(23.4)	(10.4)	(12.2)	(19.7)
Proceeds from sale of property, plant and equipment	5.0	4.4	0.8	0.8	11.5	1.2
Purchase of U.S. paper mills	(73.9)	–	–	–	–	–
Proceeds from sale of non-core assets	–	0.3	51.4	–	–	–
Decrease (increase) in restricted cash		–	3.1	3.4	(6.4)	–
Decrease (increase) in other assets	–	(2.0)	(0.5)	–	3.7	0.8
Cash flows provided (used) by investing activities	(103.4)	(19.2)	31.4	(6.2)	(3.4)	(17.7)
Financing
Share issue costs	–	–	–	–	(0.2)	–
Increase (decrease) in revolving loan	87.7	18.8	(13.4)	(40.0)	16.0	48.0
Repayment of long-term debt	–	–	–	–	–	(25.8)
Purchase of long-term debt	–	(14.5)	(15.8)	–	–	–
Proceeds from (repayment of) Term Loan	(2.0)	18.5	–	–	–	–
Redemption of Floating Rate Notes	–	(21.8)	–	–	–	–
Proceeds on issuance of senior secured notes	–	–	–	–	33.1	–
Proceeds from issuance of secured Offered Notes	23.7	–	–	–	–	–
Deferred financing costs	(1.4)	(2.3)	–	–	(9.3)	(2.4)
DIP financing costs	–	–	–	–	(3.8)	–
Decrease in other long-term debt	(0.6)	(2.0)	(1.1)	–	(0.9)	(0.9)
Cash flows provided (used) by financing activities	107.4	(3.3)	(30.3)	(40.0)	34.9	18.9
Cash and cash equivalents, increase (decrease) in the year	(2.6)	(1.2)	(6.4)	5.9	(12.5)	(70.3)
Cash and cash equivalents, beginning of year	10.9	12.1	18.5	12.6	25.1	95.4
Cash and cash equivalents, end of year	$8.3	$10.9	$12.1	$18.5	$12.6	$25.1

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	59

OTHER FINANCIAL AND OPERATIONAL INFORMATION

(In millions of Canadian dollars, except where otherwise stated)

	Successor				Predecessor
	Year ended December 31,			Three months ended December 31,	Nine months ended September 30,	Years ended December 31,
	2015	2014	2013	2012	2012	2011
Selected financial information
Adjusted EBITDA [1,10]	$48.7	$47.6	$46.1	$7.2	$48.2	$62.8
Adjusted EBITDA margin [2]	2.4%	4.3%	4.4%	2.8%	6.0%	5.8%
Weighted average common shares outstanding (in millions)	14.5	14.5	14.5	14.4	381.9	381.9
Basic and diluted earnings (loss) per share (in dollars) from continuing operations	$(3.41)	$(4.99)	$(9.01)	$(1.55)	$1.63	$(2.04)
Basic and diluted earnings (loss) per share (in dollars) from discontinued operations	–	–	0.21	(0.89)	(0.01)	(0.51)
Working capital [3]	$210.6	$144.6	$153.6	$151.4	$203.7	$152.4
Current assets to current liabilities [3]	1.86	2.05	2.28	2.33	3.09	1.87
Total debt to total capitalization [4,5]	130.6%	140.9%	95.9%	78.7%	76.3%	338.7%
Net debt to net capitalization [6,7]	131.3%	143.0%	95.8%	78.0%	75.8%	365.5%
Common shares outstanding at end of period (in millions)	14.5	14.5	14.5	14.5	14.4	381.9
Book value per share (in dollars)	$(8.05)	$(6.59)	$0.89	$8.46	$10.61	$(1.62)
Average spot rate (US$/CDN$) [8]	0.782	0.905	0.971	1.009	0.998	1.011
Share prices
High	$7.50	$3.50	$2.76	$ N/A	$ N/A	$0.55
Low	2.01	1.35	1.00	N/A	N/A	0.02
Close	2.40	3.04	1.35	N/A	N/A	0.03
Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$775	$781	$811	$835	$835	$836
LWC paper, No. 5, 40 lb. (US$ per ton)	805	798	864	898	859	900
Telephone directory paper, 22.1 lb. (US$ per ton)	730	730	750	770	770	735
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	520	603	598	618	614	622
NBSK pulp, China delivery (US$ per tonne)	644	733	700	662	669	834
Sales (000 tonnes)
Coated printing papers	937	194	189	51	145	179
Uncoated printing papers	426	508	573	156	460	659
Newsprint	346	347	283	66	198	205
Pulp	345	340	328	74	251	308

1	Adjusted EBITDA is a Non-GAAP Measure. Refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
2	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of sales.
3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
4	Total debt comprises long-term debt, including current portion.
5	Total capitalization comprises total debt and shareholders’ equity.
6	Net debt comprises total debt less cash on hand.
7	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
9	Benchmark selling prices are sourced from RISI.
10	For adjusted EBITDA before specific items, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis.
60	CATALYST PAPER 2015 ANNUAL REPORT

CORPORATE INFORMATION

CATALYST PAPER

CORPORATION

2nd Floor, 3600 Lysander

Lane Richmond, BC V7B 1C3

Tel: 604-247-4400

www.catalystpaper.com

OPERATIONS

BIRON MILL

621 N. Biron Drive

Wisconsin Rapids, WI 54494

Tel: 715-422-2236

CROFTON MILL

PO Box 70

Crofton, BC V0R 1R0

Tel: 250-246-6100

PORT ALBERNI MILL

4000 Stamp Avenue

Port Alberni, BC V9Y 5J7

Tel: 250-723-2161

POWELL RIVER MILL

5775 Ash Avenue

Powell River, BC V8A 4R3

Tel: 604-483-3722

RUMFORD MILL

35 Hartford Street

Rumford, ME 04276

Tel: 207-364-4521

SURREY DISTRIBUTION CENTRE

10555 Timberland Road

Surrey, BC V3V 3T3

Tel: 604-953-0373

INVESTOR INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Wednesday, April 27, 2016, at the Catalyst Head Office, 1st Floor, 3600 Lysander Lane in Richmond, British Columbia, Canada.

Transfer Agent and Registrar

CST TRUST COMPANY

At its principal offices in Vancouver and Toronto.

Auditors

KPMG LLP

Vancouver, BC

Share Information

Common Shares

(symbol: CYT)

The Toronto Stock Exchange

Investor Relations Contact

Frank De Costanzo

Senior Vice President & Chief Financial Officer

Tel: 604-247-4014

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	61

Media Relations Contact Eduarda Hodgins Director, Organization Development & Communications Tel: 604-247-4369

SALES & MARKETING

Catalyst Pulp and Paper Sales Inc.

2nd Floor, 3600 Lysander Lane

Richmond, BC V7B 1C3

Tel: 604-247-4400

Catalyst Paper (USA) Inc.

2200 6th Avenue, Suite 800

Seattle, WA 98121

Tel: 206-838-2070

Catalyst Paper (USA) Inc.

7777 Washington Village Drive, Suite 210

Dayton, OH 45459

Tel: 844-207-2737

Annual & Quarterly Reports

For copies of annual and quarterly reports contact:

Tel: 604-247-4400

Fax: 604-247-0512

62	CATALYST PAPER 2015 ANNUAL REPORT

DIRECTORS & OFFICERS

BOARD OF DIRECTORS

LESLIE LEDERER, CHAIR

Chicago, IL

Corporate Director

JOHN BRECKER

New York, NY

Corporate Director

TODD DILLABOUGH

Calgary, AB

Corporate Director

WALTER JONES

Denver, CO

Corporate Director

JILL LEVERSAGE

Vancouver, BC

Corporate Director

JOE NEMETH

Langley, BC

President & Chief Executive Officer

Catalyst Paper Corporation

PIERRE RAYMOND

Montreal, QC

Corporate Director

OFFICERS

JOE NEMETH

President & Chief Executive Officer

FRANK DE COSTANZO

Senior Vice President & Chief Financial Officer

JIM BAYLES

Senior Vice President, Sales & Marketing

GREG MAULE

Senior Vice President, Operations

LEN POSYNIAK

Senior Vice President, Human Resources & Corporate Services

GERRIE KOTZE

Corporate Controller

PATRICIA SAKAI

Treasurer & Director, Taxation

CATALYST PAPER CORPORATION 2015 ANNUAL REPORT	63